Exhibit 4.1

RBC BEARINGS INCORPORATED

DESCRIPTION OF CAPITAL STOCK

The certificate of incorporation of RBC Bearings Incorporated, a Delaware corporation, authorizes the issuance of (i) 60,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 10,000,000 shares of Preferred Stock, $0.01 par value per share. References herein to “RBC,” “we,” “us” or “our” refer to RBC Bearings Incorporated.

COMMON STOCK

Voting Rights

Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of RBC’s stockholders. Shares of Common Stock are not entitled to cumulative voting. RBC has a staggered Board of Directors divided into three classes, each of which is up for election every third year so that each director serves a three-year term until their class comes up for election. Directors are elected by a majority of the votes cast.

Dividends

Subject to the dividend rights of the holders of any outstanding Preferred Stock, the holders of shares of Common Stock are entitled to receive ratably dividends out of assets legally available therefor at such times and in such amounts as RBC’s Board of Directors may from time to time determine. RBC does not currently pay regular dividends on the Common Stock.

Liquidation Rights

Upon the liquidation, dissolution or winding up of RBC’s affairs and subject to the liquidation rights of the holders of any outstanding Preferred Stock, the holders of shares of Common Stock are entitled to share ratably in RBC’s assets that are legally available for distribution after payment of all RBC’s debts and liabilities.

No Other Rights

The Common Stock is not convertible or redeemable, has no sinking fund rights, and is not entitled to preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq (which would apply so long as the Common Stock is listed on Nasdaq) require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of Common Stock.

Miscellaneous

Shares of Common Stock are listed on the Nasdaq Global Select Market under the symbol “ROLL.”

The transfer agent for the Common Stock is Computershare Trust Company, N.A.

PREFERRED STOCK GENERALLY

The Preferred Stock may be issued from time to time in one or more series. RBC’s Board of Directors, without further action by the stockholders, has the authority to determine or alter the powers, preferences, rights, qualifications, limitations and restrictions granted to or imposed on unissued shares of Preferred Stock, and to determine the number of shares constituting any series of Preferred Stock. Preferred Stock terms that the Board of Directors could establish include those relating to voting, dividends, redemption, conversion, exchange, sinking fund, preemption, liquidation and other rights, preferences and privileges.

RBC has not established the terms of, or issued any shares of, any series of Preferred Stock except for the 5.00% Series A Mandatory Convertible Preferred Stock described below.

5.00% SERIES A MANDATORY CONVERTIBLE PREFERRED STOCK

RBC has filed with the Delaware Secretary of State a certificate of designations establishing the powers, preferences, rights, qualifications, limitations and restrictions of a series of Preferred Stock designated 5.00% Series A Mandatory Convertible Preferred Stock (the “Series A Preferred Stock”), and has issued 4,600,000 shares of Series A Preferred Stock. The following description of the Series A Preferred Stock is a summary only and is qualified in its entirety by reference to such certificate of designations, which has been filed with the Securities and Exchange Commission as Exhibit 3.1 to RBC’s Current Report on Form 8-K dated September 24, 2021.

Dividends

The Series A Preferred Stock accumulates cumulative dividends at a rate per annum equal to 5.00% (such rate per annum, the “stated dividend rate”) on the liquidation preference thereof, regardless of whether or not declared or funds are legally available for their payment. Subject to the other provisions described below, such dividends are payable when, as and if declared by the RBC Board of Directors out of funds legally available for their payment to the extent paid in cash, quarterly in arrears on each “dividend payment date” (see Definitions below). Dividends on the Series A Preferred Stock accumulate from the last date to which dividends have been paid and dividends will cease to accumulate from and after October 15, 2024.

Declared dividends are payable, at our election, in cash, shares of Common Stock or a combination of cash and shares of Common Stock, provided that in no event may the total number of shares of Common Stock issuable per share of Series A Preferred Stock as payment for a declared dividend exceed an amount equal to (i) the total dollar amount of such declared dividend per share of Series A Preferred Stock, divided by (ii) the “floor price” (see Definitions below) in effect on the last “VWAP trading day” (see Definitions below) of the related “dividend stock price observation period” (see Definitions below). The initial floor price for the Series A Preferred Stock is $64.75 per share of Common Stock, but is subject to adjustment (as provided in the definition of floor price) whenever the “boundary conversion rates” are adjusted (see Conversion to Common Stock – Mandatory Conversion).

RBC’s ability to pay dividends on “dividend parity stock” (see Definitions below) at any time that all accumulated dividends on the Series A Preferred Stock have not been paid is subject to certain limitations. Cash dividends may not be paid on “junior stock” (see Definitions below) while the Series A Preferred Stock is outstanding.

Ranking

The Series A Preferred Stock ranks as follows:

●	senior to (i) “dividend junior stock” (see Definitions below) with respect to the payment of dividends, and (ii) ”liquidation junior stock” (see Definitions below) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

●	equally with (i) dividend parity stock with respect to the payment of dividends, and (ii) ”liquidation parity stock” (see Definitions below) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

●	junior to (i) ”dividend senior stock” (see Definitions below) with respect to the payment of dividends; and (ii) ”liquidation senior stock” (as defined below under the caption “Definitions”) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

●	junior to our existing and future indebtedness and other liabilities; and

●	structurally junior to all of our subsidiaries’ existing and future indebtedness and other liabilities, including trade payables.

Voting Rights

The Series A Preferred Stock has no voting rights except as described below or as provided by the Delaware General Corporation Law.

Right to Designate Two Directors

If a “dividend non-payment event” (see Definitions below) occurs, then we will cause the authorized number of our directors to be increased by two and the Series A Preferred stockholders, voting together as a single class with the holders of each class or series of “voting parity stock” (see Definitions below), if any, will have the right to elect two directors to fill such two new directorships (the “preferred stock directors”) until such dividend non-payment event has been cured, at which time such right will terminate with respect to the Series A Preferred Stock until and unless a subsequent dividend non-payment event occurs. However, as a condition to the election of any such director, such election must not cause us to violate any applicable securities exchange rule requiring that a majority of our directors be independent.

Voting Rights With Respect to Certain Matters

Each of the following events will require, and cannot be effected without, the affirmative vote the holders of the Series A Preferred Stock, and holders of each class or series of voting parity stock, if any, with similar voting rights with respect to such event, representing at least two-thirds of the combined outstanding voting power of the Series A Preferred Stock and such voting parity stock, if any:

●	any amendment or modification of our certificate of incorporation to authorize or create, or to increase the authorized number of shares of, any class or series of dividend senior stock or liquidation senior stock;

●	any amendment, modification or repeal of any provision of our certificate of incorporation or the certificate of designations that, individually or in the aggregate with all other such amendments, modifications or repeals made pursuant to the provision described in this bullet, materially and adversely affects the rights, preferences or voting powers of the Series A Preferred Stock (other than as provided below); or

●	our consolidation or combination with, or merger with or into, another person, or any binding or statutory share exchange or reclassification involving the Series A Preferred Stock, in each case unless:

●	the Series A Preferred Stock either: (i) remains outstanding after such consolidation, combination, merger, share exchange or reclassification; or (ii) is converted or reclassified into, or is exchanged for, or represents solely the right to receive, preference securities of the continuing, resulting or surviving person of such consolidation, combination, merger, share exchange or reclassification, or the parent thereof;

●	the Series A Preferred Stock that remains outstanding or such preference securities, as applicable, have rights, preferences and voting powers that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences and voting powers, taken as a whole, of the Series A Preferred Stock immediately before the consummation of such consolidation, combination, merger, share exchange or reclassification; and

●	if not us, the issuer of the Series A Preferred Stock that remains outstanding or such preference securities, as applicable, is a corporation duly organized and existing under the laws of the United States of America, any State thereof or the District of Columbia (who, if not us, will, for the avoidance of doubt, succeed us under the certificate of designations);

provided that none of the following will be deemed to adversely affect the rights, preferences or voting powers of the Series A Preferred Stock and will not require any vote or consent of the Series A Preferred Stock:

●	any increase in the number of the authorized but unissued shares of our undesignated preferred stock;

●	any increase in the number of authorized or issued shares of Series A Preferred Stock; and

●	the creation and issuance, or increase in the authorized or issued number, of any class or series of stock that is neither dividend senior stock nor liquidation senior stock.

Rights Upon Liquidation, Dissolution or Winding Up

If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, then, subject to the rights of any of our creditors or holders of any outstanding liquidation senior stock, each share of Series A Preferred Stock will entitle the holder thereof to receive payment of the following amount out of our assets or funds legally available for distribution to our stockholders, before any assets or funds are distributed to, or set aside for the benefit of, any liquidation junior stock:

●	the $100 liquidation preference per share of Series A Preferred Stock; and

●	all unpaid dividends that will have accumulated on such share.

Upon payment of such amount in full, holders of the Series A Preferred Stock will have no rights to our remaining assets or funds, if any. If such assets or funds are insufficient to pay such amount in full on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable in respect of all outstanding shares of liquidation parity stock, if any, then, subject to the rights of any of our creditors or holders of any outstanding liquidation senior stock, such assets or funds will be distributed ratably on the outstanding shares of Series A Preferred Stock and liquidation parity stock in proportion to the full accumulated and unpaid respective distributions to which such shares would otherwise be entitled.

Conversion to Common Stock

Mandatory Conversion

The Series A Preferred Stock will automatically convert at the “mandatory conversion rate” (see Definitions below) on October 15, 2024. The mandatory conversion rate will be determined based on the average of the daily VWAPs for each VWAP trading day in the “mandatory conversion observation period” (see Definitions below), which is the 20 VWAP trading days immediately before October 15, 2024. This average is referred to as the mandatory conversion stock price. The mandatory conversion rate will be no less than the “minimum conversion rate” (see Definitions below) and no more than the “maximum conversion rate” (see Definitions below), which are initially 0.4413 and 0.5405 shares of Common Stock, respectively, per share of Series A Preferred Stock. Each of the minimum conversion rate and the maximum conversion rate (which are collectively referred to as the boundary conversion rates) is subject to adjustment pursuant to certain provisions of the certificate of designations. The initial “minimum conversion price” and “maximum conversion price” are $185.00 and $226.63, respectively, and the initial maximum conversion price represents a premium of approximately 22.5% over the initial minimum conversion price. Each of the minimum conversion price and the maximum conversion price (which are collectively referred to as the boundary conversion prices) is subject to adjustment pursuant to certain provisions of the certificate of designations whenever the boundary conversion rates are adjusted.

If, as of the conversion date for the mandatory conversion of any share of Series A Preferred Stock, an “unpaid accumulated dividend amount” exists for such share, then the conversion rate applicable to such conversion will be increased by a number of shares equal to (i) such unpaid accumulated dividend amount, divided by (ii) the greater of (x) the floor price in effect on such conversion date and (y) the “dividend make-whole stock price” (see Definitions below) for such conversion. However, if such unpaid accumulated dividend amount exceeds the product of such dividend make-whole stock price and such number of shares added to the mandatory conversion rate, then we will, to the extent we are legally able to do so, declare and pay such excess amount in cash to the holder of such share of Series A Preferred Stock being converted.

Optional Conversion

Preferred stockholders will have the right to convert all or any portion of their shares of Series A Preferred Stock at any time until the close of business on the mandatory conversion date, at the minimum conversion rate. This is referred to as an early conversion. However, if the conversion date for any early conversion occurs during a “make-whole fundamental change conversion period” (see Definitions below), which is referred to as a make-whole fundamental change conversion, then such early conversion will be at the “make-whole fundamental change conversion rate” (see Conversion During a Make-Whole Fundamental Change Conversion Period below) instead of the minimum conversion rate.

If, as of the conversion date for the early conversion of any share of Series A Preferred Stock, other than a make-whole fundamental change conversion, an unpaid accumulated dividend amount exists for such share, then the conversion rate applicable to such conversion will be increased by a number of shares equal to (i) such unpaid accumulated dividend amount, divided by (ii) the greater of (x) the floor price in effect on such conversion date and (y) the dividend make-whole stock price for such conversion. If such unpaid accumulated dividend amount exceeds the product of such dividend make-whole stock price and such number of shares added to the mandatory conversion rate, then we will have no obligation to pay such excess in cash or any other consideration.

Conversion During a Make-Whole Fundamental Change Conversion Period

If a “make-whole fundamental change” (see Definitions below) occurs and the conversion date for the early conversion of any share of Series A Preferred Stock occurs during the related make-whole fundamental change conversion period, then such early conversion will be settled at the conversion rate (the “make-whole fundamental change conversion rate”) set forth in the table contained in the certificate of designations corresponding to the effective date and the “make-whole fundamental change stock price” (see Definitions below) of such make-whole fundamental change: If the minimum conversion rate is adjusted, the make-whole fundamental change stock price will be adjusted by multiplying such make-whole fundamental change stock price by a fraction whose numerator is the minimum conversion rate immediately before such adjustment and whose denominator is the minimum conversion rate immediately after such adjustment.

If any share of Series A Preferred Stock is to be converted pursuant to a make-whole fundamental change conversion and, as of the effective date of the relevant make-whole fundamental change, an unpaid accumulated dividend amount exists for such share, then we will pay such unpaid accumulated dividend amount upon settlement of such conversion, in the manner, and subject to the provisions, described below. In addition, if a “future dividend present value amount” (see Definitions below) exists for such share as of such effective date, then we will also pay such future dividend present value amount upon such settlement, in the manner, and subject to the provisions, described below.

Each of the unpaid accumulated dividend amount and the future dividend present value amount will be paid in cash, to the extent we are legally able to do so, unless we elect to pay all or any portion thereof in shares of our Common Stock. To the extent that we are not legally able to pay any portion of the unpaid accumulated dividend amount or the future dividend present value amount in cash, we will elect to pay the same in shares of our Common Stock.

If we elect to pay all or any portion of the unpaid accumulated dividend amount or future dividend present value amount relating to a make-whole fundamental change conversion in shares of Common Stock, then:

●	the conversion rate applicable to such conversion will be increased by a number of shares equal to (i) the dollar amount of such unpaid accumulated dividend amount or future dividend present value amount, as applicable, to be paid in shares of Common Stock, divided by (ii) the greater of (x) the floor price in effect on the conversion date for such conversion, and (y) the dividend make-whole stock price for such conversion; and

●	if the dollar amount of such unpaid accumulated dividend amount or future dividend present value amount, as applicable, to be paid in shares of Common Stock exceeds the product of such dividend make-whole stock price and such number of shares added to the make-whole fundamental change conversion rate in respect thereof, then we will, to the extent we are legally able to do so, declare and pay such excess amount in cash to the holders of the relevant Series A Preferred Stock being converted (and, if we declare less than all of such excess for payment, then such payment will be made pro rata on all shares to be converted with a conversion date occurring during the related make-whole fundamental change conversion period).

Miscellaneous

The Series A Preferred Stock does not have any preemptive rights to subscribe for or purchase any of our securities.

Shares of Series A Preferred Stock are listed on the Nasdaq Global Select Market under the symbol “ROLLP.”

The transfer, conversion and paying agent for the Series A Preferred Stock is Computershare Trust Company, N.A.

Definitions

“Boundary conversion rates” mean the minimum conversion rate and the maximum conversion rate.

“Dividend junior stock” means any class or series of our stock whose terms do not expressly provide that such class or series will rank senior to, or equally with, the Series A Preferred Stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). Dividend junior stock includes our Common Stock.

“Dividend make-whole stock price” means with respect to the conversion of any share of Series A Preferred Stock: (i) if such conversion is a mandatory conversion, 97% of the mandatory conversion stock price; (ii) if such conversion is a make-whole fundamental change conversion, 97% of the make-whole fundamental change stock price for the relevant make-whole fundamental change; and (iii) if such conversion is an early conversion that is not a make-whole fundamental change conversion, the average of the daily VWAPs per share of Common Stock for each of the five consecutive VWAP trading days immediately before the conversion date for such conversion.

“Dividend non-payment event” occurs when accumulated dividends on the outstanding Series A Preferred Stock have not been declared and paid in an aggregate amount corresponding to six or more dividend periods, whether or not consecutive.

“Dividend parity stock” means any class or series of our stock (other than the Series A Preferred Stock) whose terms expressly provide that such class or series will rank equally with the Series A Preferred Stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively).

“Dividend payment date” means each January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2022 and ending on, and including, October 15, 2024.

“Dividend stock price observation period” means, with respect to any declared dividend on the Series A Preferred Stock, the five consecutive VWAP trading days immediately before the dividend payment date for such dividend.

“Floor price” means, as of any time, an amount equal to 35% of the minimum conversion price in effect at such time.

“Future dividend present value amount” means, with respect to the make-whole fundamental change conversion of any share of Series A Preferred Stock, an amount equal to the present value, as of the effective date of the related make-whole fundamental change, of all regularly scheduled dividend payments on such share on each dividend payment date occurring after such effective date and on or before October 15, 2024, such present value to be computed using a discount rate equal to the stated dividend rate per annum.

“Junior stock” means any dividend junior stock or liquidation junior stock.

“Liquidation junior stock” means any class or series of our stock whose terms do not expressly provide that such class or series will rank senior to, or equally with, the Series A Preferred Stock with respect to the distribution of assets upon our liquidation, dissolution or winding up. Liquidation junior stock includes our Common Stock.

“Liquidation parity stock” means any class or series of our stock (other than the Series A Preferred Stock) whose terms expressly provide that such class or series will rank equally with the Series A Preferred Stock with respect to the distribution of assets upon our liquidation, dissolution or winding up.

“Liquidation senior stock” means any class or series of our stock whose terms expressly provide that such class or series will rank senior to the Series A Preferred Stock with respect to the distribution of assets upon our liquidation, dissolution or winding up.

“Make-whole fundamental change” means any of the following events:

(i) a person or group, other than RBC, files a Schedule TO or any other schedule, form or report under the Securities Exchange Act disclosing that such person or group has become the direct or indirect beneficial owner of shares of our Common Stock representing more than 50% of the voting power of all of our then-outstanding Common Stock;

(ii) the consummation of (x) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of RBC to any person, other than one of our wholly owned subsidiaries, or (y) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of our Common Stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property (other than solely as a result of a subdivision or combination of our Common Stock); or

(iii) our Common Stock ceases to be listed on any of the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market (or any of their respective successors);

provided, however, that a transaction or event or series of transactions or events described in clause (i) or (ii) above will not constitute a make-whole fundamental change if at least 90% of the consideration received or to be received by the holders of our Common Stock in connection with such transaction or event or series of transactions or events consists of shares of common stock listed on any of the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market (or any of their respective successors), or that will be so listed when issued or exchanged in connection with such transaction or event or series of transactions or events, and such transaction or event or series of transactions or events constitutes a common stock change event whose reference property consists of such consideration.

“Make-whole fundamental change conversion” means an early conversion of any share of Series A Preferred Stock with a conversion date that occurs during the related make-whole fundamental change conversion period.

“Make-whole fundamental change conversion period” means, with respect to a make-whole fundamental change, the period from, and including, the effective date of such make-whole fundamental change to, and including, the 20th calendar day after such effective date.

“Mandatory conversion observation period” means the 20 consecutive VWAP trading days immediately before October 15, 2024.

“Mandatory conversion rate” has the following meaning with respect to any mandatory conversion:

(i) if the mandatory conversion stock price is equal to or greater than the maximum conversion price as of the mandatory conversion date, then the mandatory conversion rate is the minimum conversion rate as of the mandatory conversion date;

(ii) if the mandatory conversion stock price is less than the maximum conversion price as of the mandatory conversion date, but greater than the minimum conversion price as of the mandatory conversion date, then the mandatory conversion rate is an amount equal to (x) the liquidation preference per share of Series A Preferred Stock, divided by (y) the mandatory conversion stock price; and

(iii) if the mandatory conversion stock price is equal to or less than the minimum conversion price as of the mandatory conversion date, then the mandatory conversion rate is the maximum conversion rate as of the mandatory conversion date.

“Maximum conversion rate” initially means 0.5405 shares of our Common Stock per share of Series A Preferred Stock, which amount is subject to adjustment under certain circumstances as provided in the certificate of designations.

“Minimum conversion price” means, as of any time, an amount equal to (i) the liquidation preference per share of Series A Preferred Stock, divided by (ii) the maximum conversion rate in effect at such time.

“Minimum conversion rate” initially means 0.4413 shares of our Common Stock per share of Series A Preferred Stock, which amount is subject to adjustment under certain circumstances as provided in the certificate of designations.

“VWAP market disruption event” means, with respect to any date, (i) the failure by the principal U.S. national or regional securities exchange on which our Common Stock is then listed, or, if our Common Stock is not then listed on a U.S. national or regional securities exchange, the principal other market on which our Common Stock is then traded, to open for trading during its regular trading session on such date, or (ii) the occurrence or existence, for more than one-half hour period in the aggregate, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in our Common Stock or in any options contracts or futures contracts relating to our Common Stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such date.

“VWAP trading day” means a day on which (i) there is no VWAP market disruption event; and (ii) trading in our Common Stock generally occurs on the principal U.S. national or regional securities exchange on which our Common Stock is then listed or, if our Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which our Common Stock is then traded. If our Common Stock is not so listed or traded, then “VWAP trading day” means a business day.